ZEN Graphene Solutions Announces New Team Members

to Support Current Opportunities and Future Growth

Guelph, ON - January 20, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF) is pleased to announce the addition of the following individuals to its talented and growing team:

Ryan Shacklock - Director, Market Development & Investor Relations

Ryan joins ZEN after 15 years of large public company and public accounting experience, most recently with Nutrien Ltd. (formerly Potash Corporation of Saskatchewan Inc.) where he held a number of positions of growing responsibility, including Director, Investor Relations, Senior Director, Risk Management and Senior Director, Finance Transformation. Ryan's strong background in finance, investor and stakeholder engagement, communications and market analysis will be great assets as he establishes and leads ZEN's Market Development and Investor Relations functions. Ryan will be based in Saskatoon, Saskatchewan and report to the CEO Office - Greg Fenton, CEO and Francis Dubé, Executive Chairman of the Board.

John Cornish - Senior Project Manager

John brings over 25 years of operations, launch/program management, quality and logistics experience from the automotive and transportation industries working at companies that include General Motors, Bombardier and most recently Cooper Standard Automotive, where he was the Launch Manager for North American Operations. Throughout his career, he has worked in England and Germany and had extensive dealings with China and Venezuela. In addition, John has in depth knowledge in a number of areas focused on process improvement and manufacturing optimization. With his vast experience and proven track record of process execution and improvement, John will be an integral part of our Operations team and will work closely with James Jordan and Bantrel to design and source the equipment for the production of our proprietary graphene-based biocidal formula at our new manufacturing facility. John will be based in Guelph, Ontario and report to James Jordan, VP Engineering.

Deepak Sridhar, PhD - Science & Research-MITACS

Deepak joins ZEN through the MITACS Elevate program in partnership with the University of Guelph. Deepak completed his PhD at McGill University and his Masters of Science in Engineering at the University of Arizona, where his theses were focused on the development of carbon-nanofiber electrodes for electrochemical energy storage devices and graphene and fullerene based supercapacitors. Most recently, Deepak was a researcher at the National Research Council of Canada (NRC) focused on electrochemical generation of biopolymer coatings. Deepak will be a key member of our Science and Research team as we continue exploring the various stages of production of our graphene-based biocidal formulation, including the scale up of our patent pending electrochemical exfoliation process. Deepak will join fellow MITACS Elevate Seyyedarash Haddadi Ph.D. at our Guelph, Ontario facility and report to James Jordan, VP Engineering.

Malik Hay - Lab Technician

Malik is joining ZEN as he continues working toward completing his Bachelor of Science majoring in Chemistry and Data Science at the University of Guelph in May 2021. Malik's educational background and previous experience with analytical testing and quality control at Johnson & Johnson and Maxxam Analytics will be a great asset to ZEN's Science and Research team. Malik will be based in Guelph, Ontario and report to James Jordan, VP Engineering.

Greg Fenton, ZEN CEO, commented: "With agreements in place to supply our biocidal coating to the PPE market - and extremely encouraging results for the air filtration market - ZEN is at an inflection point as a company. We have built significant momentum over the last several months and have an exciting growth story in front of us. By dedicating resources to vital growth areas, we help ensure this momentum accelerates as we continue to explore and commercialize our next-generation, graphene-based solutions that help protect people, the environment and make existing products better."

About ZEN Graphene Solutions Ltd.

ZEN is a graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods. ZEN is focused on commercializing a patent pending graphene-based coating with 99% biocidal activity, including against COVID-19.

For further information:

Greg Fenton, Chief Executive Officer

Tel: +1 (437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.